ADT INC.

1501 Yamato Road

Boca Raton, Florida 33431

January 17, 2018

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Larry Spirgel

ADT Inc.

Registration Statement on

Form S-1 (File No. 333-222233)

Dear Mr. Spirgel:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-1 (the “S-1”) relating to the registration of 127,777,778 shares (including 16,666,667 shares to cover over-allotments) of the common stock, par value $0.01 per share, of ADT Inc. (the “Company”) be accelerated to January 18, 2018 at 2:00 p.m. E.S.T. or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Tracey A. Zaccone of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3085.

*****

Very truly yours,

By:	/s/ P. Gray Finney
	Name:	P. Gray Finney
	Title:	Senior Vice President, Chief Legal Officer & Secretary

January 17, 2018

Morgan Stanley & Co. LLC

1585 Broadway

New York, NY 10036

Goldman, Sachs & Co.

200 West Street

New York, New York 10282-2198

Barclays Capital Inc.

745 Seventh Avenue

New York, New York 10019

Deutsche Bank Securities Inc.

60 Wall Street

New York, NY 10005

RBC Capital Markets, LLC

200 Vesey Street

New York, New York 10281

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Larry Spirgel

Re:	ADT Inc.

Registration Statement on Form S-1 (Form No. 333-222233)

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we, the representatives of the several prospective underwriters, wish to advise that between January 8, 2018 and the date hereof, approximately 5,098 copies of the Preliminary Prospectus, dated January 8, 2018, were distributed to prospective underwriters, institutional investors, prospective dealers and others.

The undersigneds, as representatives of the several prospective underwriters, have and will, and each underwriter and dealer has advised the undersigneds that it has and, will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 2:00 p.m., Washington, D.C. time, on January 18, 2018 or at such later time as ADT Inc. or its counsel may orally request via telephone call to the staff of the Division of Corporate Finance of the Securities and Exchange Commission.

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Very truly yours,

MORGAN STANLEY & CO. LLC
GOLDMAN SACHS & CO. LLC
BARCLAYS CAPITAL INC.
DEUTSCHE BANK SECURITIES INC.
RBC CAPITAL MARKETS, LLC
As representatives of the prospective underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Lauren Garcia Belmonte
Name:	Laurent Garcia Belmonte
Title:	Executive Director

Very truly yours,

MORGAN STANLEY & CO. LLC
GOLDMAN SACHS & CO. LLC
BARCLAYS CAPITAL INC.
DEUTSCHE BANK SECURITIES INC.
RBC CAPITAL MARKETS, LLC
As representatives of the prospective underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Raffael Fiumara
Name:	Raffael Fiumara
Title:	Vice President

Very truly yours,

MORGAN STANLEY & CO. LLC
GOLDMAN SACHS & CO. LLC
BARCLAYS CAPITAL INC.
DEUTSCHE BANK SECURITIES INC.
RBC CAPITAL MARKETS, LLC
As representatives of the prospective underwriters

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name:	Victoria Hale
Title:	Vice President

Very truly yours,

MORGAN STANLEY & CO. LLC
GOLDMAN SACHS & CO. LLC
BARCLAYS CAPITAL INC.
DEUTSCHE BANK SECURITIES INC.
RBC CAPITAL MARKETS, LLC
As representatives of the prospective underwriters

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Jeremy Fox
Name:	Jeremy Fox
Title:	Managing Director

Very truly yours,

MORGAN STANLEY & CO. LLC
GOLDMAN SACHS & CO. LLC
BARCLAYS CAPITAL INC.
DEUTSCHE BANK SECURITIES INC.
RBC CAPITAL MARKETS, LLC
As representatives of the prospective underwriters

RBC CAPITAL MARKETS, LLC

By:	/s/ Michael Goldberg
Name:	Michael Goldberg
Title:	Managing Director